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MAY 3 0 2023 **ANNUAL REPORTS**
FORM X-17A-5
Washington, D**C** **PART III** ✓

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SEC FILE NUMBER
8-67573

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **04/01/22** AND ENDING **03/31/23**

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Triago Americas Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

499 Park Avenue, Suite 2501

(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth Boyar	**212-593-4994**	**krb@triago.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Katz Sapper & Miller LLP

(Name – if Individual, state last, first, and middle name)

7 Penn Plaza - Suite 1500	**New York**	**NY**	**10001**
(Address)	(City)	(State)	(Zip Code)
11/13/2006		**2804**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kenneth Boyar _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Triago Americas Inc. _____, as of 3/31 _____, 2023__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

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┌────────────────────────────────────┐
│         KAMIL ABDIN                  │
│ Notary Public - State of New York    │
│        NO. 01AB6433378               │
│      Qualified in Kings County       │
│ My Commission Expires May 16, 2026   │
└────────────────────────────────────┘
```

Signature:

Title:
CFO , FINOP

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Katz, Sapper & Miller, LLP
Certified Public Accountants
7 Penn Plaza, Suite 1500
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Triago Americas Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triago Americas Inc. as of March 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Triago Amercias Inc. as of March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Triago Americas Inc.'s management. Our responsibility is to express an opinion on Triago Americas Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Triago Americas Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Triago Americas Inc.'s auditor since 2019.

Katz, Sapper & Miller, LLP

New York, New York
May 26, 2023

1

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MARCH 31, 2023

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2023

ASSETS

Cash and cash equivalent	$	2,369,112
Restricted cash equivalent		405,350
Accounts receivable		9,512,142
Due from affiliates		977,498
Prepaid expenses		164,627
Prepaid income taxes		1,095,804
Right of use assets- operating Leases		4,531,014
Property and equipment (net of $143,294 accumulated depreciation)		244,529
Total Assets	$	**19,300,076**

LIABILITIES

Operating lease liabilities	$	5,120,961
Accrued bonus and vacation pay		223,574
Accounts payable		222,973
Deferred taxes		2,830,000
Due to parent company		994,000
Subtenant rent security		80,295
Total Liabilities	$	**9,471,803**

STOCKHOLDERS' EQUITY

Common stock - no par value, authorized 1,000 shares, issued and outstanding 250 shares at stated value	1,100
Additional paid-in capital	3,067,975
Retained Earnings	6,759,198
Total Stockholders' Equity	**9,828,273**
Total Liabilities and Stockholders' Equity	**$ 19,300,076**

See accompanying notes to these financial statements

NOTE A - Nature of Business and Summary of Significant Accounting Policies

Organization and Business

Triago Americas Inc. ("the Company"), which is a 99% owned subsidiary of Triago Management Development S.A., ("the Parent Company") provides services which are intended to include its assistance to clients in raising capital in the primary markets and in managing their investor's positions in the secondary markets. Additionally, the Company provides certain strategic investment services. The Company does not and is not expected to carry or to clear transactions and/or carry customer accounts. The Company is regulated by the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). As such, it is registered to do business in the state of New York and in various other states.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Trade accounts receivable from customers are based on the terms set forth in the invoices, and are recorded at net realizable value, which includes an appropriate allowance for estimated uncollectible accounts. The allowance is based on the Company's history of write-offs, the level of past due accounts and the relationships with, and the economic state of its customers. No allowance has been deemed necessary as of March 31, 2023. As of March 31, 2022 the accounts receivable balance was $4,509,258.

Property, Equipment and Depreciation

Property and Equipment is recorded at cost. Depreciation of property and equipment is computed on a straight-line basis. Expenditures for maintenance, repairs and renewals of minor items are charged to earnings as incurred. Major renewals and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations for the period.

(Continued)

Property, Equipment and Depreciation (continued)

Long-lived Assets, including property and equipment and operating lease right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the related asset. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value. No adjustments to the carrying value of the Company's long-lived assets were required for the year ended March 31, 2023.

Cash Equivalents

Cash equivalents include short term highly liquid money market investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less.

Revenue Recognition from Contracts with Customers

The following provides detailed information regarding the Company's recognition of revenue:

Primary Private Placement- The Company assists certain clients with raising capital for newly formed private equity funds and receives a fee for the service. These fees are usually calculated based upon the value of committed capital of the qualified investor. Revenue is recognized in the financial statements when the Company has fulfilled its obligation of obtaining these commitments on behalf of the client. In many instances, the Company offers the clients an installment payment schedule of its fee.

Secondary Private Placement- The Company assists certain clients with sale of limited partnership interests to other limited partners and receives a fee for the service. The Company recognizes revenue at the time of closing. Generally, 100% is paid when invoiced.

Advisory Revenue- The Company may from time to time assist clients on a consultation basis with their intended private placement and may also assist with various document preparation. These fees are charged to the client when its consultation services are rendered and complete. When the fee is not contingent upon the performance of future services by the Company, revenue is recognized when it is determined that there are no uncertainties concerning the collection of such fees and the performance obligation of promised services is complete.

Expenses are recognized and recorded when incurred. Any costs to obtain client contracts are immaterial.

(Continued)

Gain/ Loss on Foreign Exchange

The Company adjusts its receivables at each month end to recognize any gain or loss in exchange rate fluctuation for those invoices originally in foreign currency. During this fiscal year, the Company had two clients who were invoiced in Euros or Pounds Sterling. This foreign currency transaction gain/loss account is used exclusively for this purpose and therefore is reflected in the revenues on the Statement of Operations. For the year ended March 31, 2023, the total net loss in this account was $23,503.

Commission Expense

Commission expense on the Company's primary securities placements is accrued when the placement fee is collected and are generally paid upon such collection subject to management's discretion and based upon the Company's financial condition and other factors considered by management at that time.

Income Taxes

The Company is in accordance with FASB ASC 740-10-50-8. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company has adopted the provisions of ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended March 31, 2023, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

NOTE B- Subsequent Events

The Company has performed an evaluation of subsequent events through May 26, 2023, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of March 31, 2023.

NOTE C- Concentration of Credit Risk

The Company maintains cash balances at three financial institutions in the United States. The cash balances in the United States are covered by the Federal Deposit Insurance Corporation up to $250,000. As of March 31, 2023, the Company's cash deposits in the U.S. banks were approximately $2,369,000 which exceeds the U.S. federally insured limit by approximately $1,794,000. The Company has not experienced any losses in such accounts, believes it is not exposed to any credit risk and periodically monitors the financial strength of the financial institution by independent means.
(Continued)

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

NOTES TO FINANCIAL STATEMENT

NOTE D- Financial Instruments

The fair value of certain of the Company's receivables and payables approximates the carrying amounts presented in the statement of financial condition due to the nature of these instruments.

NOTE E - Property and Equipment

Property and equipment at March 31, 2023 consist of the following:

		Estimated Useful Lives (Years)
Office furniture	$ 200,145	7
Office equipment	14,154	5
Computer equipment	48,695	5
Leasehold improvements	108,673	Life of lease
Artrwork	16,156	
Total	387,823	
Less accumulated depreciation	143,294	
Net	$ 244,529	

NOTE F -- Commitments and Contingencies

Lease

The Company has an operating lease for office space in New York City which was entered into on November 1, 2019 and expires on September 30, 2030. The lease provides for periodic increases of minimum rent, plus escalation charges. The average annual minimum rent under this lease is approximately $713,000.

The Company also has an operating lease for office space in San Diego, CA which was entered into on October 1, 2022 and expires on November 30, 2025. The lease provides for periodic increases of minimum rent, plus escalation charges. The average annual minimum rent under this lease is approximately $75,000.

As it relates to the Company's office leases, right-of-use assets and lease liabilities are recognized at the lease commencement dates based on the net present value of the future lease payments over the lease terms. The discount rate used to determine the commencement date present value of lease payments is a 5% interest rate, which is the United States prime rate as of November 1, 2019 plus 25 basis points, the estimated incremental borrowing rate.

(Continued)

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

NOTES TO FINANCIAL STATEMENT

-5-

Lease (continued)

As per the lease agreement for the New York City office space, the Company has a letter of credit and contingent liability in favor of its landlord aggregating $405,350 as of March 31, 2023 and supported by a pledge in the same amount as collateral to its financial institution. It is held in one of the Company's money market accounts. The collateral, along with any accrued interest, is treated as non-allowable restricted cash in computing its Net Capital and is reported as "Restricted cash" on the Statement of Financial Condition. Mantra Americas LLC, a related entity by way of having the same Parent as the Company is renting a portion of the New York City office space and as such, the Company has received a security deposit which is reflected in the Statement of Financial Condition as Subtenant Rent Security. The average annual income pursuant to the subtenant rent is approximately $155,000. The sublease is subject to the terms and restrictions of the Company's operating lease and the future minimum receipts are approximately $1,185,000.

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows: operating leases $ 769,171

Rights-of-use assets obtained in exchange for new lease liabilities:
Operating leases $ 217,460

Total lease costs for 2023 were as follows:

Operating lease cost	$ 750,832
Variable lease cost	40,503
Sublease income	(155,000)
Total Lease Cost	$ 636,504

The following summarizes the weighted-average remaining lease term and weighted-average discount rate for the operating leases as of March 31, 2023:
Weighted-average remaining lease term: 10.2 years
Weighted-average discount rate: 5.00%

(continued)

Lease (continued)

At March 31, 2023, future minimum annual payments under these leases are as follows:

Year ending March 31:	NYC	San Diego
2024	$ 743,904	$ 77,128
2025	768,504	79,827
2026	802,944	54,607
2027	802,944	0
2028	802,944	0
Thereafter	2,007,360	0
Total Future Undiscounted Lease Payments	$ 5,928,600	$ 211,562
Less: Interest	(1,005,114)	(14,087)
Total Lease Liabilities	$ 4,923,486	$ 197,475

NOTE G - Income Taxes

At March 31, 2023, the Company has available net operating loss for use in future years of approximately $220,000 for federal, state, and local tax purposes. The Company has differences between the bases of certain assets and liabilities, primarily its accounts receivable and future rent liability which, for financial and tax reporting purposes, give rise to a deferred tax liability of approximately $2,830,000. Based on the anticipated collection of this accounts receivable, the Company's actual future tax liability may be considerably less than the deferred tax liability presented in the Company's balance sheet.

The Company files its income tax returns on the cash basis. Due to the nature and timing of the client receivables, it is anticipated that the Company will have a cash basis loss for the year ended March 31, 2023. Any resulting taxable losses will be carried forward to future tax years.

(continued)

NOTE G - Income Taxes (continued)

At March 31, 2023, the provision for income taxes consisted of the following:

Current tax recovery - Federal	$ (30,581)
Deferred Expense – Federal	1,051,000
Deferred Expense – State and Local	720,000
Total Deferred Expense	$ 1,771,000
Provision for income tax expense	$ 1,740,419

The components of the net deferred tax asset (liability) consisted of the following at March 31, 2023:

Net Deferred Tax Asset (Liability):

Total deferred tax assets	$ 1,975,000
Total deferred tax liabilities	(4,805,000)
Net Deferred Tax (Liability)	$ (2,830,000)

The Company's effective income tax rate is higher than what would be expected if the federal statutory rate (21%) were applied to the Company's net income before income tax expense and is due primarily to state and local income taxes.

The Company's income tax returns have not been examined by the taxing authorities since the Company's inception. The income tax returns for the years ended after March 31, 2019 are open to examination by the taxing authorities.

(Continued)

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

NOTES TO FINANCIAL STATEMENTS

-8-

NOTE H - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2023, the Company had net capital of $258,323, which was $117,604 in excess of the net required minimum capital of $140,719. Under certain circumstances, withdrawals of capital may be restricted.

NOTE I - Related Party Transactions

During the year ended March 31, 2023, $49,514 was charged for commissions relating to business referred by an affiliate which is another subsidiary of the parent company. In addition, the Company was also billed $1,744,000 in management fees for certain administrative expenses by its parent company Triago Management Development for the fiscal year then ended.

As of March 31, 2023, amounts due from and to related parties were as follows:

	Due From:	Due To:
Triago Europe SAS, net	$ 961,847	
Triago UK Limited, net	15,651	
Triago Management Development SARL, net		$ 994,000
Total	$ 977,498	$ 994,000

The Company, its parent company and certain subsidiaries affiliated with the parent company have entered into a credit agreement (the "Agreement") to provide funding as needed to any of the parties included in the Agreement. Amounts advanced on the Agreement bear interest of 3% and have no stated expiration. As of March 31, 2023, the Company loaned $546,205 to one of its affiliates, Triago Europe S.A. The Company expects that it will be repaid to them in its entirety by June 30, 2023.

(continued)

NOTE J – Revenue Concentration and Account Receivable

For the year ended March 31, 2023, six customers accounted for approximately 70% of total revenue, each representing between 6% to 18% of the company's total revenues for the year then ended. On March 31, 2023, five customers accounted for approximately 91% of the Company's accounts receivable with the largest representing 25% of the total. Pursuant to the terms of contracts the Company has with certain customers, 100% of the Company's accounts receivable at March 31, 2023 is due between April 2023 and July 2027.

NOTE K – Employee Benefit Plan

The Company has a safe harbor 401(K) plan for its eligible U.S. employees. Employees are eligible after a three-month waiting period. Eligible employees may elect to contribute a percentage of their earnings up to a maximum contribution amount as prescribed by the Internal Revenue Service. Employee contributions are fully vested at the time of contribution. The Company makes matching contributions up to 4% of employee compensation. For the year ended March 31, 2023, the Company made matching contributions to the plan of approximately $123,219.

SUPPLEMENTARY SCHEDULES

SCHEDULE I

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2023

<u>**Net Capital:**</u>

Total stockholders' equity before non-allowable assets		$ 9,828,273
Add: Deferred Tax Liability		2,830,000
Less: Accounts receivable	$ 9,512,142	
Restricted cash	405,350	
Due from affiliates	977,498	
Prepaid income taxes	1,095,804	
Prepaid expenses	164,627	
Property and equipment – net	244,529	12,399,950
Net Capital		258,323
Aggregate Indebtedness		2,110,789
Minimum net capital required		140,719
Excess net capital		$ 117,604

<u>**Capital Ratio**</u>

Aggregate Indebtedness to net capital	8.17 : 1

Note: There are no material differences between the amounts presented above and the Company's corresponding latest filed unaudited amended part II of Form X-17a-5 as of March 31, 2023.

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2023**

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2023 (EXEMPTION)**

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.



Katz, Sapper & Miller, LLP
Certified Public Accountants
7 Penn Plaza, Suite 1500
New York, NY 10001

Report of Independent Registered Public Accounting Firm
on Exemption Report

To the Board of Directors
Triago Americas Inc.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEA Rule 17a-5(d)(4), in which (1) Triago Americas Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R.§ 240.15c3-3 and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to that of providing equity fundraising services. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers nor did the Company carry accounts of or for customers. In accordance with the SEC FAQ update of July 1, 2020, the Company is further relying on Footnote 74 as it does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Triago Americas Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Triago Americas Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Katz, Sapper & Miller, LLP

New York, New York
May 26, 2023

1

TRIAGO AMERICAS INC.

499 Park Avenue
New York, NY 10022

Triago Americas Inc. Exemption Report

Triago Americas Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to that of providing private equity fundraising services. The Company did not directly or indirectly receive, hold, or otherwise own funds or securities for or to customers nor did the Company carry accounts of or for customers.

(3) In accordance with the SEC FAQ update of July 1, 2020, the Company is further relying on Footnote 74 as it does not carry PAB accounts (as defined in Rule 15c3-3).

I, Kenneth Boyar, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Kenneth Boyar

Kenneth Boyar
Title: CFO, FINOP
May 26, 2023